Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three months ended August 31, 2011
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended August 31, 2011.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	Note	August 31, 2011	May 31, 2011	June 1, 2010

Assets
Current assets:
Cash		$1,231,732	750,184	$371,262
Accounts receivable	4	742,093	365,490	390,923
Inventories	5	561,276	449,874	550,975
Prepaid expenses		332,402	238,462	176,280

Total current assets		2,867,503	1,804,010	1,489,440

Non-current assets:
Property and equipment		42,298	46,942	68,752
Intangible assets	6	2,906,224	3,298,286	4,414,882

Total non-current assets		2,948,522	3,345,228	4,483,634

Total assets		$5,816,025	5,149,238	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$2,123,571	$1,740,114	$1,358,156
Accrued interest on long-term debt	7	22,295	7,869,577	5,469,343
Current portion of long-term debt	7	-	22,468,518	24,140,199
Current portion of royalty obligation	7	143,258	-	-

Total current liabilities		2,289,124	32,078,209	30,967,698

Non-current liabilities
Long-term debt	7	4,548,003	-	-
Royalty obligation	7	777,939	-	-

Total non-current liabilities		5,325,942	-	-
Total liabilities		7,615,066	32,078,209	30,967,698

Shareholders' deficiency:
Share capital	8	117,033,258	116,014,623	116,014,623
Contributed surplus		4,346,312	4,121,867	4,044,810
Accumulated other comprehensive income		(31,351)	(376,630)	-
Deficit		(123,147,260)	(146,688,831)	(145,054,057)

Total shareholders' deficiency		(1,799,041)	(26,928,971)	(24,994,624)

Going concern	2(c)
Commitments and contingencies	10
Subsequent events	1, 8(d), 9
Total liabilities and deficiency		$5,816,025	$5,149,238	$5,973,074

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
(unaudited)

		Three months	Three months
		ended	ended
	Note	Aug 31, 2011	Aug 31, 2010
Revenue:
Product sales, net	9	$1,519,304	$830,205
Cost of goods sold	5, 6	318,338	247,395

Gross Profit		1,200,966	582,810

Expenses:
Selling, general and administrative	11	784,173	714,428
Research and development	10	360,018	149,549

		1,144,191	863,977

Income (loss) before the undernoted		56,775	-281,167

Other income:
Gain on settlement of debt	7	(23,931,807)	-
Finance costs (income):
Finance income		(176)	(27)
Finance expense		444,017	799,351
Foreign exchange loss, net		3,170	499,346

		447,011	1,298,670

Net income (loss)		$23,541,571	$(1,579,837)
Translation adjustment		345,279	(75,302)

Comprehensive income (loss)		$23,886,850	$(1,655,139)

Basic and diluted income (loss) per share		$0.15	$(0.01)
Weighted average number of common shares used in computing basic income (loss) per share		156,055,399	130,307,552
Weighted average number of common shares used in computing fully diluted income (loss) per share		156,155,399	130,307,552

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)
(unaudited)

					Accumulated
					Other
			Share	Contributed	Comprehensive
	Note		Capital	Surplus	Income	Deficit	Total

Balance, May 31, 2010			$116,014,623	$4,044,810	$-	$(145,054,057)	$(24,994,624)

Loss and comprehensive loss for the period			-	-	$(75,302)	(1,579,837)	(1,655,139)
Transactions with owners, recorded directly in equity
Share-based payments	8	(c)	-	51,633	$-	-	51,633

Total transactions with owners			-	51,633	$-	-	51,633

Balance, August 31, 2010			$116,014,623	$4,096,443	$(75,302)	$(146,633,894)	$(26,598,130)

					Accumulated
					Other
			Share	Contributed	Comprehensive
	Note		Capital	Surplus	Income	Deficit	Total

Balance, May 31, 2011			$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)

Income and comprehensive income for the period			-	-	$345,279	23,541,571	23,886,850
Transactions with owners, recorded directly in equity
Issuance of common shares	8	(b)	1,018,635	-	$-	-	1,018,635
Share-based payments	8	(c)	-	224,445	$-	-	224,445

Total contributions by owners			1,018,635	224,445	$-	-	1,243,080

Balance, August 31, 2011			$117,033,258	$4,346,312	$(31,351)	$(123,147,260)	$(1,799,041)

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

		Three months	Three months
		ended	ended
	Note	Aug 31, 2011	Aug 31, 2010
Cash provided by (used in):
Operating activities:
Net income (loss) for the period		$23,541,571	$(1,579,837)
Adjustments for:
Gain on settlement of debt	7	(23,931,807)	-
Amortization of property and equipment		4,938	4,983
Amortization of intangible assets		209,170	222,580
Amortization of deferred debt issue expense		44,179	50,432
Stock-based compensation		224,445	51,633
Write-down of intangible assets	6	215,393	5,974
Unrealized foreign exchange loss		11,405	413,318
Change in the following:
Accounts receivable		(376,603)	15,673
Inventories		(111,402)	20,983
Prepaid expenses		(93,940)	53,604
Accounts payable and accrued liabilities		383,457	(178,265)
Accrued interest on long-term debt		391,227	884,720
Interest paid		(12,226)	-

Cash flows from (used in) operating activities		499,807	(34,202)

Investing activities:
Acquisition of intangible assets		(1,106)	(14,062)

Cash flows used in investing activities		(1,106)	(14,062)

Financing activities:
Share issuance costs		(34,166)	-
Proceeds from long-term debt	7	5,000,000	-
Repayments of long-term debt	7	(4,750,000)	-
Debt issuance costs	7	(70,240)	-
Debt settlement costs	7	(164,308)	-

Cash flows used in financing activities		(18,714)	-

Foreign exchange gain on cash held in foreign currency		1,561	2,847

Increase (decrease) in cash		481,548	(45,417)
Cash, beginning of period		750,184	371,262

Cash, end of period		$1,231,732	$325,845

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	7	646,801	-
Shares issued for guarantee of long-term debt	7	371,834	-

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and its Common Shares were listed on the NEX board of the TSX Venture Exchange on March 29, 2010 and have since graduated to the TSX Venture Exchange as of October 24, 2011.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD).  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions.

2.     Basis of preparation of financial statements:

(a)    Statement of compliance
These unaudited consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (IFRS).  As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS. These unaudited consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending May 31, 2012. The policies set out below were consistently applied to all periods presented unless otherwise noted below.  The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14.  This note includes reconciliation's of equity and total comprehensive income for comparative periods and of the equity at the date of transition reported under the previous generally accepted accounting principles (GAAP) to those reported for those periods and at the date of transition under IFRS.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 28, 2011.

(b)    Basis of presentation

These condensed consolidated interim financial statements have been prepared using the historical cost basis, which is generally based on the fair value of the consideration at the time of the transaction, except for the following material items in the statement of financial position:

•	financial instruments at fair value through profit or loss are measured at fair value

•	equity settled share-based payment awards are measured at fair value at the grant date

The impact of seasonality on operations is not considered significant on the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

2.     Basis of preparation of financial statements (continued):

(c)    Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011.

The Company has accumulated a deficit of $123,147,260 as at August 31, 2011.  The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

(d)    Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)    Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Company's accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial years are included in the following notes:

•	Note 3(c)(ii) Warrant liability

•	Note 3(d) Provisions for returns and discounts

•	Note 3(g)(i): Research and development costs

•	Note 3(g)(ii): Intangible assets

•	Note 3(j)(ii): Share-based payment transactions

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented  in these condensed  consolidated interim financial statements and in preparing the opening IFRS statement of financial position at June 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., and Medicure Pharma Inc.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All significant inter-company transactions and balances have been eliminated.

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc.  In the quarter ended August 31, 2011, as a result of the long-term debt settlement (note 7) and other factors, the focus of Medicure International, Inc.'s operations changed and accordingly its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the income statement, as part of the gain or loss on sale where applicable.

(c) Financial instruments

(i) Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(i) Financial assets (continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: loans and receivables.  The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise accounts receivables.

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt, long-term debt and royalty obligation.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(iii) Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs).

(iv) Share capital

Common voting shares are classified as equity.  Incremental costs directly attributable to the issuance of common voting shares are recognized as a deduction from equity, net of any tax effects.

(d) Revenue Recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted or product will be returned and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(e) Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, as well as finished products and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.  The costs of the day-to-day servicing of property and equipment are recognized in the statement of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(f) Property and equipment (continued):

(ii) Depreciation

Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Straight line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight line	20%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii) Intangible assets

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks is expensed as incurred.

(iii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(g) Intangible assets (continued):

(iv) Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(v) Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(h) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(i) Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (CGU), exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in the use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(j) Employee benefits

(i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

(k) Finance income and finance costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(l) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(l) Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)  Earnings (loss) per share

The Company presents basic earnings per share (EPS) data for its common voting shares.  Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for own shares held.  Common voting share equivalents are excluded from the calculation of diluted income per share to the extent that they are anti-dilutive.  Common voting share equivalents are excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

(n) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC) that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013.  In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.  The completion of this project is expected over the course of 2011.  The Company will quantify the effect, if any, in conjunction with the application of the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013.  IFRS 10 replaces IAS 27 and Standing Interpretation Committee (SIC) 12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 on its consolidated financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

3.     Significant accounting policies (continued):

(n) New standards and interpretations not yet adopted (continued)

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 13 to have a material impact on the financial statements.

4.     Accounts receivable:

	August 31, 2011	May 31, 2011	June 1, 2010

Trade accounts receivable	707,130	353,473	375,228
Other accounts receivable	34,963	12,017	15,695
	742,093	365,490	390,923

As at August 31, 2011, the trade accounts receivable consists of amounts owing from three customers which represent approximately 92 percent (May 31, 2011 - 100 percent, June 1, 2010 - 90 percent) of trade accounts receivable.

5.     Inventories:

	August 31, 2011	May 31, 2011	June 1, 2010

Unfinished product and packaging materials	227,508	74,902	120,035
Finished product	333,768	374,972	430,940
	561,276	449,874	550,975

During the three months ending August 31, 2011 and 2010, the Company did not write-off any inventory.  Inventory expensed as part of cost of goods sold during the three months ended August 31, 2011 was $156,119 (August 31, 2010 - $20,639).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

6.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2010	$8,872,044	$1,534,440	$270,784	$10,677,268
Additions	42,327	-	-	42,327
Change due to write-down	(359,079)	-	-	(359,079)

Balance, May 31, 2011	8,555,292	1,534,440	270,784	10,360,516
Additions	1,106	-	-	1,106
Change due to write-down	(338,409)	-	-	(338,409)
Effect of movements in exchange rates	40,435	-	-	40,435

Balance, August 31, 2011	$8,258,424	$1,534,440	$270,784	$10,063,648

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total

Balance, May 31, 2010	$(5,304,021)	$(814,610)	$(143,755)	$(6,262,386)
Amortization	(746,409)	(112,438)	(19,842)	(878,689)
Change due to write-down	78,845	-	-	78,845

Balance, May 31, 2011	(5,971,585)	(927,048)	(163,597)	(7,062,230)
Amortization	(176,101)	(28,109)	(4,960)	(209,170)
Change due to write-down	123,016	-	-	123,016
Effect of movements in exchange rates	(9,040)	-	-	(9,040)

Balance, August 31, 2011	$(6,033,710)	$(955,157)	$(168,557)	$(7,157,424)

			Customer
Carrying amounts	Patents	Trademarks	List	Total
At June 1, 2010	$3,568,023	$719,830	$127,029	$4,414,882
At May 31, 2011	$2,583,707	$607,392	$107,187	$3,298,286
Balance, August 31, 2011	$2,224,714	$579,283	$102,227	$2,906,224

The Company has considered indicators of impairment at June 1, 2010, May 31, 2011 and August 31, 2011.  At June 1, 2010 and May 31, 2011, indicators of impairment existed and the Company performed an impairment test and recorded write-downs of patents of $765,294 for the year-end May 31, 2011.  To August 31, 2011, the Company has recorded an aggregate impairment loss of $16,077,615 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications not pursued or patents abandoned.  The Company also reviewed the remaining intangible assets for impairments as at August 31, 2011 and has determined no further write-downs were necessary.

Amortization of intangible assets relating to AGGRASTAT® totaling $200,364 is recognized in cost of goods sold.  Amortization of non-AGGRASTAT® intangible assets totaling $8,806 and write-downs of intangible assets totaling $215,393 are recognized in research and development expense.

As described in note 7, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

7.     Long-term debt:

	August 31, 2011	May 31, 2011	June 1, 2010

Manitoba Industrial Opportunities Program loan	$4,548,003	$-	$-
Birmingham long-term debt	-	22,468,518	24,140,199
	4,548,003	22,468,518	24,140,199
Current portion of long-term debt	-	22,468,518	24,140,199

	$4,548,003	$-	$-

Principal repayments to maturity by fiscal year are as follows:

2014	$1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777

5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $18,243)	451,997

$4,548,003

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT® net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at June 1, 2010 and May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471 (June 1, 2010 - $4,540,151 or US$4,339,659).  Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, and US$258,703 was originally due April 15, 2011.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.   Accordingly, for financial reporting purposes, the outstanding long term debt of US$25 million that was in default  was classified as a current liability at June 1, 2010 and May 31, 2011.

On July 18, 2011, the Company settled its existing long-term debt in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

7.     Long-term debt (continued):

The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the three months ended August 31, 2011.  In accordance with IFRIC 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,307.

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in the settlement of the long-term debt. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The interest rate on the Manitoba Industrial Opportunities Program loan for the three months ended August 31, 2011 was 5.25%.

8.     Capital stock:

(a)    Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

8.     Capital stock (continued)

(b)    Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, June 1, 2010	130,307,552	$116,014,623

Balance, May 31, 2011	130,307,552	$116,014,623
Shares issued on July 18, 2011	52,640,043	1,018,635

Balance, August 31, 2011	182,947,595	$117,033,258

On July 18, 2011, the Company issued 32,640,043 common shares as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 7).

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 7).

(c)    Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share.  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the three months ended August 31, 2011 and 2010 are as follows:

		August 31, 2011		August 31, 2010

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	2,322,192	$0.74	5,032,192	$0.71
Granted	12,542,000	0.1	-	-
Forfeited, cancelled or expired	-	-	-150,000	2.66

Balance, end of period	14,864,192	$0.2	4,882,192	$0.65

Options exercisable, end of period	14,864,192	$0.2	4,270,516	$0.2

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

8.     Capital stock (continued)

(c)    Stock option plan: (continued):

Options outstanding at August 31, 2011 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $0.50	13,622,000	9.66 years	$0.10	13,622,000
$0.51 - $1.00	470,025	6.27 years	$0.85	470,025
$1.01 - $1.68	772,167	4.63 years	$1.63	772,167

$0.03 - $1.68	14,864,192	9.29 years	$0.20	14,864,192

The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the three months ended August 31, 2011 was $224,445 (2010 - $51,633).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.  There were no options issued during fiscal 2011.

August 31, 2011

Expected option life	7.6 years
Risk free interest rate	1.90%
Dividend yield	nil
Expected volatility	193.05%

(d)    Shareholder rights plan:

As at August 31, 2011, the Company had a shareholder rights plan, the primary objective of which was to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.  The shareholder rights plan expired on November 22, 2011 and was not renewed by the Company.

(e)    Per share amounts

The weighted average number of common voting shares outstanding for the three ended August 31, 2011 and 2010 was 156,055,399 and 130,307,552, respectively.  For the period ended August 31, 2011, the dilution created by options and warrants has been reflected in the per share amounts.  For the period ended August 31, 2010, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

9. Revenue:

During the three months ended August 31, 2011 and 2010, the Company earned revenues as follows:

	August 31, 2011	August 31, 2010
Sale of finished products - AGGRASTAT®	$1,058,471	$830,205
Sale of unfinished products	460,833	-

	$1,519,304	$830,205

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. The Company recognized $460,833 of this revenue during the three months ended August 31, 2011 and has recorded, within accounts payable and accrued liabilities, $550,007 as deferred revenues.  The remainder of the revenue associated with this sale will be recorded in the second quarter when all remaining conditions were met and the remaining amounts were collected.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.

10. Commitments and contingencies:

(a)    Commitments:

As at August 31, 2011 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments
Contractual obligations payment due by fiscal period ending August 31, 2011:
2012 - remaining	767,000
2013	65,000

$832,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $832,000 or US$849,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer (note 11), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

10. Commitments and contingencies (continued):

(a)    Commitments (continued):

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at August 31, 2011, the Company has committed to fund a further $3,000,000 research and development activities under development agreements with CROs.  The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

(b)    Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)    Royalties:

As a part of the debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  As at August 31, 2011, $27,860 in royalties is payable within sixty days of August 31, 2011.

As part of the sale described in note 9, if the Company exercises its option to obtain AGGRASTAT® data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)    Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

11. Related party transactions:

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Offer, and President & Chief Operating Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel:

	Three months ended	Three months ended
	August 31, 2011	August 31, 2010
Salaries, fees and short-term employee benefits	$103,580	$115,330
Share-based payments	182,713	24,990

	$286,293	$140,320

(b) Transactions with related parties

Directors and key management personnel control 16 percent of the voting shares of the Company.

During the three months ended August 31, 2011, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $45,000 (August 31, 2010 - $145,250) for business administration services and $4,750 (August 31, 2010 - $6,128) in rental costs.  As described in note 10, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions (GVI CDS), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the three months ended August 31, 2011, the Company paid GVI CDS $44,074 (August 31, 2010 - $41,837) for clinical research services.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

12. Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following models.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b) Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c) Warrant liability

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

13. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in; Canada, the United States and Barbados. During the three months ended August 31, 2011, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 33 percent, Customer B accounted for 30 percent, Customer C accounted for 25 percent, and the remaining four customers accounted for 12 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	August 31, 2011	May 31, 2011	June 1, 2010
Canada	15,538	32,218	40,871
Barbados	2,906,224	3,284,196	4,397,819
United States	26,760	28,814	44,944

	2,948,522	3,345,228	4,483,634

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS:

As stated in Note 2, these are the Company's first interim financial statements prepared in accordance with IFRS.  In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian generally accepted accounting principles (GAAP).  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following table s and the notes that accompany the tables.

The accounting policies set out in Note 3 have been applied in preparing the interim financial statements for  the three months ended August 31, 2011, the comparative information presented and the preparation of an opening IFRS statement of financial position at June 1, 2010 (the Company's transition date).

(a) Transition elections

Business combinations

The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to the acquisition of businesses as defined under IFRS 3 that occurred prior to the transition date.

Share-based payment transaction exemption

The Company has elected to apply the share-based payment exemption.  It applied IFRS 2, Share-based payment, from June 1, 2010 to those options that were issued after November 7, 2002 but that had not vested by June 1, 2010.

Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

(b) Accounting policy elections

IFRS 2 is effective for the Company as of June 1, 2010 and is applicable to stock options and grants that are unvested at that date.  The transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:
●	Share options prior to November 7, 2002 are not taken into account for IFRS 2; and
●	From June 1, 2010, all share options and other share-based payments will be expensed in accordance with the policy stated in Note 3.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(c) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS

As at June 1, 2010
	Ref	CDN GAAP	Transition Adjustments	Reclasses	IFRS

Assets
Current assets:
Cash		$371,262	$-	$-	$371,262
Accounts receivable		390,923	-	-	390,923
Inventory		550,975	-	-	550,975
Prepaid expenses		176,280	-	-	176,280

Total current assets		1,489,440	-	-	1,489,440

Non-current assets
Capital assets		68,752	-	-	68,752
Intangible assets		4,414,882	-	-	4,414,882

Total non-current assets		4,483,634	-	-	4,483,634

Total assets		$5,973,074	$-	$-	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$1,320,185	$37,971	$-	$1,358,156
Accrued interest on long-term debt		5,469,343	-	-	5,469,343
Long-term debt		24,140,199	-	-	24,140,199

Total current liabilities		30,929,727	37,971	-	30,967,698

Shareholders' deficiency:
Capital stock		116,014,623	-	-	116,014,623
Contributed surplus		4,044,810	-	-	4,044,810
Warrants	1	9,065,720	(9,065,720)	-	-
Deficit	1	(154,081,806)	9,027,749	-	(145,054,057)

Total shareholders' deficiency		(24,956,653)	(37,971)	-	(24,994,624)

Total liabilities and shareholders' deficiency		$5,973,074	$-	$-	$5,973,074

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(c) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS (continued)

As at August 31, 2010
	Ref	CDN GAAP	Transition Adjustments	Reclasses	IFRS
Assets
Current assets:
Cash		$325,845	$-	$-	$325,845
Accounts receivable		375,250	-	-	375,250
Inventory	2	512,382	17,610	-	529,992
Prepaid expenses	2	122,493	183	-	122,676

Total current assets		1,335,970	17,793	-	1,353,763

Non-current assets
Capital assets	2	63,882	(510)	-	63,372
Intangible assets		4,200,391	-	-	4,200,391

Total non-current assets		4,264,273	(510)	-	4,263,763

Total assets		$5,600,243	$17,283	$-	$5,617,526

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$1,172,659	$7,233	$-	$1,179,892
Accrued interest on long-term debt		6,354,063	-	-	6,354,063
Long-term debt		24,681,701	-	-	24,681,701

Total current liabilities		32,208,423	7,233	-	32,215,656

Shareholders' deficiency:
Share capital		116,014,623	-	-	116,014,623
Contributed surplus	1	5,053,563	(957,120)	-	4,096,443
Warrants	1	8,108,600	(8,108,600)	-	-
Accumulated other comprehensive income	2	-	(75,302)	-	(75,302)
Deficit	1, 2	(155,784,966)	9,151,072	-	(146,633,894)

Total shareholders' deficiency		(26,608,180)	10,050	-	(26,598,130)

Total liabilities and shareholders' deficiency		$5,600,243	$17,283	$-	$5,617,526

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(c) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS (continued)

As at May 31, 2011

	Ref	CDN GAAP	Transition Adjustments	Reclasses	IFRS
Assets
Current assets:
Cash		$750,184	$-	$-	$750,184
Accounts receivable		365,490	-	-	365,490
Inventory	2	460,886	(11,012)	-	449,874
Prepaid expenses	2	248,065	(9,603)	-	238,462

Total current assets		1,824,625	(20,615)	-	1,804,010

Non-current assets
Capital assets	2	50,996	(4,054)	-	46,942
Intangible assets		3,298,286	-	-	3,298,286

Total non-current assets		3,349,282	(4,054)	-	3,345,228

Total assets		$5,173,907	$(24,669)	$-	$5,149,238

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$1,729,517	$10,597	$-	$1,740,114
Accrued interest on long-term debt		7,869,577	-	-	7,869,577
Long-term debt		22,468,518	-	-	22,468,518

Total current liabilities		32,067,612	10,597	-	32,078,209

Shareholders' deficiency:
Share capital		116,014,623	-	-	116,014,623
Contributed surplus	1	8,177,365	(4,055,498)	-	4,121,867
Warrants	1	5,010,222	(5,010,222)	-	-
Accumulated other comprehensive income	2	-	(376,630)	-	(376,630)
Deficit	1, 2	(156,095,915)	9,407,084	-	(146,688,831)

Total shareholders' deficiency		(26,893,705)	(35,266)	-	(26,928,971)

Total liabilities and shareholders' deficiency		$5,173,907	$(24,669)	$-	$5,149,238

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(c) Reconciliation of Equity as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

At June 1, 2010, the warrants had a fair value of $37,971, which was recorded in accounts payable and accrued liabilities.  Within equity warrants decreased by $9,065,720 and deficit decreased by $9,027,749.

At August 31, 2010, the warrants had a fair value of $7,233, which was recorded in accounts payable and accrued liabilities.  Within equity warrants decreased by $8,108,600, contributed surplus decreased by $957,120 and deficit decreased by $9,058,487.

At May 31, 2011, the warrants had a fair value of $10,597, which was recorded in accounts payable and accrued liabilities.  Within equity warrants decreased by $5,010,222, contributed surplus decreased by $4,055,498 and deficit decreased by $9,055,123.

2. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiary and any foreign currency effects on the translation of this subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated this subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of transition to IFRS are as follows:

At June 1, 2010, translation differences were insignificant and no adjustments were made.

At August 31, 2010, translation differences resulted in an increase in inventory by $17,610, an increase in prepaid expenses by $183, a decrease in property and equipment by $510, cumulative translation adjustments of ($75,302) and  a decrease in the deficit by $92,585.

At May 31, 2011, translation differences resulted in a decrease in inventory of $11,012, an decrease in prepaid expenses by $9603, a decrease in property and equipment by $4,054, cumulative translation adjustments of ($376,630) and a decrease in the deficit by $351,961.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss)  as Previously Reported Under Canadian GAAP to IFRS

For the three months ended August 31, 2010

	Ref	CDN GAAP	Transition Adjustments	Reclasses	IFRS
Revenue
Product sales, net		830,205	-	-	830,205
Expenses:
Cost of goods sold, excluding depreciation	2	38,594	-	208,801	247,395
Selling, general and administrative	2	710,507	-	3,921	714,428
Research and development	2	129,796	-	19,753	149,549
Write-down of fixed and intangible assets	2	5,974	-	(5,974)	-
Amortization	2	227,563	-	(227,563)	-

Loss from operations		(282,229)	-	1,062	(281,167)
Finance expenses (income):
Finance income		(27)	-	-	(27)
Finance expense	1, 2	829,027	(30,738)	1,062	799,351
Foreign exchange loss, net	3	591,931	(92,585)	-	499,346

Net finance costs		1,420,931	(123,323)	1,062	1,298,670

Loss for the period		(1,703,160)	123,323	-	(1,579,837)
Translation adjustment	3	-	(75,302)	-	(75,302)

Comprehensive loss for the period		(1,703,160)	48,021	-	(1,655,139)
Basic and diluted loss per share for the period		(0)	-	-	(0)

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

For the year ended May 31, 2011

	Ref	CDN GAAP	Transition Adjustments	Reclasses	IFRS
Revenue
Product sales, net		3,628,274	-	-	3,628,274
Expenses:
Cost of goods sold, excluding depreciation	2	673,522	-	839,725	1,513,247
Selling, general and administrative	2	2,818,159	-	15,058	2,833,217
Research and development	2	204,690	-	319,198	523,888
Write-down of fixed and intangible assets	2	280,235	-	(280,235)	-
Amortization	2	898,931	-	(898,931)	-

Loss before the undernoted		(1,247,263)	-	5,185	(1,242,078)
Finance expenses (income):
Finance income		(473)	-	-	(473)
Finance expense	1, 2	3,122,364	(27,374)	5,185	3,100,175
Foreign exchange gain, net	3	(2,355,045)	(351,961)	-	(2,707,006)

Net finance costs		766,846	(379,335)	5,185	392,696

Loss for the year		(2,014,109)	379,335	-	(1,634,774)
Translation adjustment	3	-	(376,035)	-	(376,035)

Comprehensive loss for the year		(2,014,109)	3,300	-	(2,010,809)
Basic and diluted loss per share for the year		(0)	-	-	(0)

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

As a result of applying this change finance expense has decreased  by $30,738 for the three months ended August 31, 2010 and $27,374 for the year ended May 31, 2011.

2. Presentation of Statement of Loss and Comprehensive Loss

Under Canadian GAAP, the statement of loss and comprehensive loss was presented using a combination of function and nature of expenses.  The Company has elected to present expenses in the consolidated statements of loss and comprehensive loss by function under IFRS.

For the three month period ended August 31, 2011, the following reclassifications were made:

•	$208,801 of amortization relating to AGGRSTAT® intangible assets was reclassified from amortization to cost of goods sold.

•	$13,779 of amortization relating to intangible assets was reclassified from amortization to research and development.

•	$4,983 of amortization relating to fixed assets was reclassified from amortization to selling, general and administration.

•	$5,974 of write-downs of intangible assets was reclassified from write-down of fixed and intangible assets to research and development.

•	$1,062 of bank charges was reclassified from selling, general and administrative to interest expense.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

2. Presentation of Statement of Loss and Comprehensive Loss (continued)

For the year ended May 31, 2011, the following reclassifications were made:

•	$839,725 of amortization relating to AGGRSTAT® intangible assets was reclassified from amortization to cost of goods sold.

•	$38,963 of amortization relating to intangible assets was reclassified from amortization to research and development.

•	$20,243 of amortization relating to fixed assets was reclassified from amortization to selling, general and administration.

•	$280,235 of write-downs of intangible assets was reclassified from write-down of fixed and intangible assets to research and development.

•	$5,185 of bank charges was reclassified from selling, general and administrative to interest expense.

3. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiary and any foreign currency effects on the translation of this subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated this subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of transition to IFRS are as follows:

For the three months ended August 31, 2010, translation differences resulted in a net decrease in foreign exchange losses of $92,585 and translation adjustments recorded in other comprehensive loss of ($75,302).

For the year ended May 31, 2011, translation differences resulted in a net increase in foreign exchange gains of $351,961, and translation adjustments recorded in other comprehensive loss of ($376,630).

(e) Reconciliation of Statement of Cash Flows as Previously Reported Under Canadian GAAP to IFRS

There are no material differences between the statement of cashflows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.  The reconciling items between Canadian GAAP and IFRS presentation have no material effect on the cash flows generated.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
August 31, 2011
(expressed in Canadian dollars)
(unaudited)

14. Transition to IFRS (continued):

(f) Supplemental IFRS information for the year ended May 31, 2011

(i) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Offer, and President & Chief Operating Officer are key management personnel

May 31, 2011

Salaries, fees and short-term employee benefits	$690,320
Share-based payments	37,730

$728,050

(ii) Expenses by nature

May 31, 2011

Personnel expenses
Wages and salaries	$1,359,705
Short-term benefits and insurance premiums	155,351
Share-based payments	77,057

1,592,113
Depreciation and write-downs	1,179,166
Research and development	204,690
Inventory material costs	380,572
Write-off of inventory	292,950
Medical affairs	71,739
Advertising and promotion	24,642
Administration	455,996
Selling and logistics	235,939
Professional fees	432,545

$4,870,352

 (g) Per share amounts

The weighted average number of common voting shares outstanding for the year ended May 31, 2011 was 130,307,552.  The dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.